Exhibit 99.1

LOBO Announces Integration of Experienced Solar Team into Jiangsu LOBO; Represents a Strong Entry into the PV Energy Storage Power Generation Sector

WUXI, China, December 12, 2025 (GLOBE NEWSWIRE)-- LOBO TECHNOLOGIES LTD. (NASDAQ: LOBO) (“LOBO” or the “Company”), a developer and manufacturer of electric mobility and smart energy solutions, today announced that its operating subsidiary, Jiangsu LOBO Electric Vehicle Co. Ltd. (“Jiangsu LOBO”), has onboarded the entire team of Shenzhen Xiangri Technology Co., Ltd. (“Shenzhen Xiangri”), including its research & development, sales and business operation teams. This integration establishes a new Solar Division within Jiangsu LOBO, decided to advance the Company’s entry into the photovoltaic (“PV”) energy-storage power generation market.

Founded in 2012, the Shenzhen Xiangri team brings over twelve years of expertise in the solar PV industry, with a focus of manufacturing solar modules and delivering integrated system solutions. The team is led by founder Li Long, an electrical-automation graduate of Huazhong University of Science and Technology, and it holds 15 registered patents spanning module fabrication processes and system-design, covering product development sales and installation services.

Shenzhen Xiangri has previously collaborated with Jiangsu LOBO, supplying energy solutions for Jiangsu LOBO’s solar-powered electric vehicles. During this collaboration, both teams worked on strategic alignment and technical-integration needs. Internal testing data indicates that Shenzhen Xiangri’s latest PV-storage-charging integrated solution may improve the range of low-speed electric vehicles by up to 19%, materially enhancing LOBO’s solar-vehicle performance. In addition, LOBO’s newly awarded solar-storage projects in Africa require an experienced technical and sales team to ensure successful execution. The African solar market is expansive, presenting significant opportunities for LOBO’s solar-storage solutions.

“The integration of the Shenzhen Xiangri team marks a milestone for LOBO as we enhance green-power technology and advance our globalization strategy,” said LOBO CEO Xu Huajian. “This move strengthens our technical and sales capabilities for solar-electric vehicle products and supports the implementation of our solar-storage projects in Africa. By combining the team’s expertise with LOBO’s sales network, we project that Jiangsu LOBO’s Solar Division could generate approximately US$5 million in revenue in 2026, subject to market conditions and other variables.”

The global PV-storage industry is experiencing rapid-growth, and the Company’s management believes integrated PV-storage products present substantial market opportunities. By leveraging Shenzhen Xiangri’s technical know-how and market experience, LOBO aims to accelerate its development in energy storage and emerge as a leading provider of integrated PV-storage solutions.

About LOBO Technologies Ltd.

LOBO is an electric mobility products manufacturer. It is a certified high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

For more information, please visit: www.loboebike.com

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are based on current expectations, estimates, and projections about the industry and management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may” “will” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially from those expressed or implied. LOBO Technologies undertakes no obligation to update or revise any forward-looking statements except as required by law. You should read this press release with the understanding that our actual future results may be materially different from what we expect.

For more information, contact:

Zane Xu

IR Manager

ir@loboai.com